January 5, 2012

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great China Mania Holdings, Inc.

To Whom It May Concern:

This law firm represents Great China Mania Holdings, Inc., Inc. (“Great China”).  Great China has received your letter. This letter is in response to your correspondence dated December 14, 2011 requesting certain revisions to the Form 10-K originally filed on April 15, 2011.  You requested that Great China respond within ten (10) business days of the date of the letter and Great China has been unable to complete the responses to your comments during this timeframe due to delays regarding the holidays and other year-end requirements of the auditor.

Great China respectfully requests it be provided with an additional two (2) weeks to respond to your comments, and anticipates it will be able to file the response and amended documents by January 20, 2012.

Please direct any further correspondence to this firm at fax number (801) 355-5005 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.